November 15, 2007

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

Attn: Mr. H. Christopher Owings

100 F Street, N.E., Mail Stop 3561

Washington, DC  20549

Re:	Titan Machinery Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed November 15, 2007
File No. 333-145526

Dear Mr. Owings:

On behalf of Titan Machinery Inc. (the “Company”), we submit this letter in response to comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”) received by letter dated November 5, 2007.  We appreciate the Staff’s prompt consideration of this response.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type.  References in this letter to “we”, “our” or “us” mean the Company or its advisors, as the context may require.  The page numbers referenced in your recited comments in this letter are the same pages indicated in your letter dated November 5, 2007 and do not conform to the pages numbers in Amendment No. 3, and the page numbers indicated in our responses conform to the page numbers in Amendment No. 3.

General

1.  We note the acknowledgements you have provided at the end of the response letter from your counsel dated October 10, 2007.  Please ensure that these acknowledgements are provided directly from you, not via counsel.

The Company’s acceleration request will contain the acknowledgments provided directly from the Company.

2.             We note your response to comment 1 in our letter dated September 28, 2007.  We note your indication that you will provide the price range in a future filing to allow the Commission sufficient time to review your disclosure.  At a minimum, revise your registration statement to provide the number of shares you plan to register, including the allocation of shares to be sold among selling shareholders, in the next amendment, as this information is required to be provided pursuant to Item 501(a)(2) of Regulation S-K and may not be omitted.  As to providing the price range, we remind you to provide sufficient time to review this information and, in this regard, please advise us of your plans as to when you will provide this information, if not in the next amendment.

We have included in the amended filing the price range and the number of shares we plan to register, including the allocation of shares to be sold among selling stockholders.

3.             We note your response to prior comment 2 in our letter dated September 28, 2007.  As previously requested, please revise your disclosure to identify the source for the statements you provide as you have not consistently done so.  Please also address the following:

•                                          You have provided support for the statement on pages 1 and 25 that you are the world’s largest retail dealer of Case IH Agriculture equipment and a major retail dealer of New Holland Agriculture, Case Construction and New Holland Construction equipment in the U.S., however, it does not appear that you have provided support for your belief that you “own and operate one of the largest networks of full service agricultural and construction equipment stores in North America.”  Please revise to provide support for this statement or delete it.

•                                          We are unable to locate the support you provided for the statement on page 2 that “[d]emand for construction equipment in [y]our markets is primarily driven by public infrastructure spending...”

•                                          It does not appear that you have provided support for the statement “CNH is a leading manufacturer and supplier of agricultural and construction equipment...”  considering the statements made by CNH in their Form 20-F are stated in terms of their belief and indicate that CNH is “one of the largest manufacturers” based on units sold.  Please ensure that the statements you make are consistent with the support provided.

•                                          It does not appear that you have provided support for the reference to Fargo and Bismarck, North Dakota and Rapid City and Sioux Falls, South Dakota as “growing regional trade centers” considering the support provided refers to population growth.

•                                          On page 51, where you indicate that CNH is the world’s fourth largest manufacturer of construction equipment, it is not clear what support you have provided for this statement.  We note the data you refer us to indicating that CNH is the fifth largest company in terms of market share.  Please advise.

The registration statement has been revised in response to this comment to identify the sources. A supplementary binder of supporting documentation for the statements referenced above, which is appropriately referenced to the statements that such material supports, will be sent to you under separate cover.

Risk Factors, page 8

4.             We note your response to prior comment 8 of our letter dated September 28, 2007.  Some of your risk factor headings do not provide enough information about the risk that follows.  For example, the risk entitled “Our business could be harmed by adverse changes in the agricultural industries” does not convey the risk that you discuss below it.  See also, the risk factors entitled “Adverse changes in governmental agricultural policies may harm [y]our business,” “[y]our business could be harmed by adverse changes in the construction industry,” and “[You] will incur increased costs as a result of having publicly traded common stock” to name just a few.  Please revise your risk factors headings to ensure that they sufficiently convey the risk discussed.

The registration statement has been revised in response to this comment.

Capitalization, page 19

5.             Please revise your table to record the preferred stock in the mezzanine section consistent with your balance sheets presentation.

The table in the registration statement has been revised in response to this comment.

Dilution, page 20

6.             We note you utilize pro forma tangible book value per share as of July 31, 2007 in computing dilution.  Please tell us your basis for assuming conversion of your preferred stock immediately prior to the close of this offering.  Likewise tell us your basis for assuming conversion of certain convertible debentures prior to closing.  If such conversions occur automatically upon closing please advise.

The registration statement has been revised in response to this comment with the addition of the following text on page 20:  “Our preferred stock automatically converts into common stock upon consummation of this offering in accordance with the terms of the preferred stock set forth in the applicable certificates of designation, certain convertible subordinated debentures will be exchanged for shares of common stock in accordance with an agreement we have entered into with the holders of the debentures, and the other debentures will be converted by CNH Capital into shares of common stock that CNH Capital will sell in this offering.”

Management’s Discussion and Analysis of Financial Condition and Results of..., page 23

Fiscal Year Ended January 31, 2007 Compared to Fiscal Year Ended January..., page 32

Revenue, page 32

7.             We note your response to prior comment 30 in our letter dated September 28, 2007.  Please elaborate upon whether you have taken steps to alter the “change in sales practice away from high-volume, low-margin sales” so as to improve revenues at this store and, if not, why not.

The reason for the period-to-period variance in same-store sales was because of the change in sales practice away from high-volume, low-margin sales.  We have worked with this store to change its sales practices to our preferred sales practice of focusing on higher margin sales, which resulted in lower volume at the store. We have revised the registration statement in response to this comment on page 32 to make this more clear.

Liquidity and Capital Resources, page 36

8.             We note your response to prior comment 31 in our letter dated September 28, 2007.  It does not appear, however, that you have addressed the last portion of this comment as it relates to material commitments for capital expenditures, to disclose the nature and amount of those commitments as well as the anticipated source of funds to fulfill the commitments.  Please revise or advise.

We do not have any material commitments for capital expenditures.  The registration statement has been revised in the second paragraph under the “Adequacy of Capital Resources” section on page 40 in response to this comment.

Contractual and Commercial Commitment Summary, page 40

9.             We note the revisions to your disclosure in response to comment 33 in our letter dated September 28, 2007.  Please quantify the impacts of insurance, taxes, maintenance and other costs required by operating leases on your operating lease obligations.

These costs are not included in our operating lease obligations and thus have no impact.  We do not believe that FASB Statement of Financial Accounting Standards No. 13, Accounting for Leases, requires these costs to be included in our operating lease obligations.

Business, page 42

Growth Strategy, page 47

10.          We note the revisions to your disclosure in response to comment 41 in our letter dated September 28, 2007.  It does not appear, however, that you discuss why you chose to purchase these dealers or the manner in which you identify targets.  Please direct us to this disclosure or revise to provide it.

                                                We feel that we have adequately disclosed in the second and third paragraphs of the “Make Selective Acquisitions” section on pages 49 and 50 why we choose to purchase particular dealers and the manner in which we identify targets.  We chose to make the acquisitions as we believed at the time of acquisition that these stores offered attractive growth opportunities, high demand for the equipment we sell and services we offer, management strength and contiguity with our existing geography.  Also, we have added construction stores in local markets in which we sell agricultural equipment but do not have construction dealership agreements with CNH.  The registration statement has been further revised in response to this comment to change the first sentence of the third paragraph of the “Make Selective Acquisitions” section on page 50 to the following:

                                                “We believe that we are effectively able to identify attractive acquisition candidates due to our leadership position in the industry, our track record of completing and integrating acquisitions, and our contacts in and knowledge of our industry and geographic region.”

Executive Compensation, page 65

Compensation Discussion and Analysis, page 65

11.          We note your response to prior comment 51 of our letter dated September 28, 2007.  Please revise your discussion to explain how you have determined to pay differing percentages of salary to your officers under the Executive Bonus Plan.

The registration statement has been revised in response to this comment on page 69 to reflect the fact that the different bonus percentages are a function of the different roles and responsibilities of our executive officers.

12.          Under “Setting Executive Compensation,” we note your reference to the Economic Research Institute report.  Please revise your discussion to identify the companies utilized in this report.

The Economic Research Institute report we used to guide us in setting executive compensation does not identify the companies used in the report and the registration statement has been revised on page 67 to make this clear.

13.          We note your response to prior comment 52 of our letter dated September 28, 2007.  You indicate, on the one hand, that you “do not set pre-determined quantitative goals” and yet, in the sentence that follows, you indicate that you believed that “disclosure of the specific performance related targets would cause [you] competitive harm.”  Please revise to clarify.

The registration statement has been revised on page 69 to clarify the manner in which the compensation committee considers performance factors in awarding bonuses.

Material Changes to Compensation Program, page 69

14.          We note your response to prior comment 55 of our letter dated September 28, 2007.  Please revise to identify the comparable company employment agreements you refer to and explain what aspects of these agreements you utilized in establishing these terms.

The registration statement has been revised on page 71 to more accurately reflect the manner in which we determined the terms of the agreements.

Financial Statements, page F-1

15.          Some of the comments below may result in corrections in the unaudited and audited financial statements included in the filing.  Additionally, prior comments 62, 65, and 66 could be viewed as correction of errors.  If so, please report the accounting errors as prior-period adjustments by restating the financial statements in accordance with paragraph 25 of SFAS 154.  In doing so, disclose that your previously issued financial statements have been restated along with a description of the nature of the errors and the effect of their correction on each financial statement line item and per-share effect for each period presented as required by paragraph 26 of SFAS 154.  Please also label the appropriate columns and/or line items as “restated.”  In addition, when audited financial statements are restated to correct an accounting error, the restatement should be referred to in an explanatory paragraph in the report of your independent registered public accounting firm.  Refer to AU Sections 420 and 508 of Codification of Auditing Standards.  If you do not believe you have error corrections as a result of staff comments, please explain your basis in detail.

We have determined that the financial statements did include errors and have added Footnote 21 to the audited financial statements describing the nature of the errors and the effect of the corrections on the financial statements and earnings per share.  We have identified all corrected columns and line items as restated.  The error correction is also referred to in an explanatory paragraph in the report of our independent registered public accounting firm.

Consolidated Balance Sheets, page F-3

16.          We note your response to comment 62 in our letter dated September 28, 2007 and your revision to your disclosure.  We also note that the Series A and B preferred shareholders can require you to redeem such securities at their stated amount plus any preferred return.  We interpret this to mean that ultimate payment of unpaid cumulative dividends is not solely within your control.  Refer to SAB Topic 3:C.  Accordingly, please revise to record the unpaid accumulated dividend related to the preferred stock as a charge to retained earnings and an increase to the preferred stock accounts in the year such dividends accrued to the benefit of the holder.  Refer to SAB Topic 6:B for classification in the income statement.  If warrants were issued in connection with preferred stock, tell us if you recorded a deemed dividend for the intrinsic value of any beneficial conversion features of the preferred stock pursuant to EITFs 98-5 and 00-27.  If not, please show us your basis in GAAP for your conclusion, including your determination of the fair market value of the underlying common stock and the effective conversion rate as defined in EITF 00-27.  Finally, tell us the fair value assigned to the warrants issued with the preferred shares disclosed in Note 14 on page F-21.  If no value was assigned, please explain your basis in GAAP for not recording such warrants at their fair market value at issuance.

We have revised our financial statements to record the unpaid accumulated dividends related to the preferred stock as a charge to retained earnings and an increase to the preferred stock accounts in the year such dividends accrued to the holder.

The warrants were not issued to the preferred stockholders and therefore no beneficial conversion feature exists in the preferred stock.  The warrants were issued to a venture capital firm for their services in facilitating the Series A and B preferred stock issuances.  Previously, we did not calculate a fair value on these warrants.  We have now calculated a fair value on these warrants using the Black-Scholes pricing model.  The fair value of these warrants increased our Additional paid-in capital and have reduced the reported amounts for the Series A and B preferred stock.  The applicable changes were also made in Note 14.

17.          We note your response to comment 64 in our letter dated September 28, 2007.  Please explain the nature of the syndication fees including whether and how they relate to the current stock offering being registered.  If they are not related, please note these costs should be charged against the offering proceeds to which they relate and not presented as a contra-account within your equity.  If such costs relate to the current offering, explain your basis for contra-equity presentation including how they meet the requirements of SAB Topic 5:A (specific and incremental).  Also note Technical Practice Aide 4110.10 for balance sheet classification.

The syndication fees do not relate to the current stock offering.  Therefore, we have charged all syndication fees against the appropriate proceeds and no longer display syndication costs within our balance sheets or statements of stockholders’ equity. The financial statements have been revised accordingly.

Consolidated Statements of Operations, page F-4

18.          Your diluted earnings per share for the year ended January 31, 2005 does not foot, please revise.

We have corrected the diluted earnings per share amounts for year ended January 31, 2005.  Note that these amounts have also changed due to the items noted in response to comments 20 and 22.

Consolidated Statement of Cash Flows, page F-6

19.          We note your response to comment 69 in our letter dated September 28, 2007.  We understand the arrangement is substantively the same as an arrangement with your supplier’s finance subsidiary, however the use of a third party lender alters the classification of the arrangement within the cash flow statement pursuant to paragraph 19.b of SFAS 95.  Please note that the requirements of Technical Practice Aid 1300.16 would need to be met to classify your financing arrangement as operating.  Therefore, please revise to report the purchase of inventory as an operating cash outflow, the loan as a financing cash inflow, and the repayment of the loan as a financing cash outflow.

We have revised our cash flow statements to comply with the requirements of SFAS 95, Technical Practice Aid 1300.16 and Mr. Levine’s remarks at the 2005 AICPA Conference.  Therefore, we have revised the cash flow statements to report the purchase of inventory as an operating cash outflow, the loan as a financing cash inflow and the repayment of the loan as a financing cash outflow.

Note 1 - Business Activity and Significant Accounting Policies, page F-8

20.          We reviewed the revisions to your disclosure in response to comment 70 in our letter dated September 28, 2007.  Please clarify for us why including preferred stock and convertible debentures would have an anti-dilutive effect in your diluted earnings per share calculation for periods prior to January 1, 2007.  Specially explain why warrants were excluded for all periods presented.  If warrants are anti-dilutive under the treasury stock method, please explain what fair value and exercise price were used to assume repurchase of the shares underlying the warrants with proceeds from exercise.  Additionally, please provide us with detailed schedules supporting your earnings per share calculations for each period presented.  Please ensure you include the following items related to your earnings per share calculation:

•                  Your calculation of preferred dividends and interest on convertible debentures, net of tax effects;

•                  Your calculation of the shares attributable to preferred stock and debentures assumed to have been converted at the beginning of the periods, or at time of issuance, if later, and the resulting common shares included in the denominator; and

•                  Your calculation of the average price of your common stock for the periods and how you calculated the amounts.

Detailed schedules supporting our earnings per share (EPS) calculations will be provided to you under separate cover.  Please note that our diluted EPS amounts have changed due to the following:

•                  we corrected the classification of a previously reported convertible debenture to non-convertible;

•                  we corrected the exercise price of a series of warrants; and

•                  we applied the “if-converted” method to the convertible debentures and convertible preferred stock when calculating dilution.

After applying the “if-converted” method there was no convertible debt or convertible preferred stock that was anti-dilutive.  The determination of whether outstanding warrants caused dilution on EPS was a comparison of the average market price of the common stock to that of the exercise price of the warrant.  In fiscal 2005, warrants were issued late in the year with an exercise price that exceeded the average market price of our common stock for that year, resulting in anti-dilution.

We determine the market price of our common stock based upon recent issuances (or contemplated issuances) of securities such as warrants and preferred stock, the prices of which were based upon determinations made by our board of directors, in consultation with our financial advisors, and negotiations with the purchasers of the securities.

Note 7 - Long-Term Debt, page F-13

21.          We note your response to comment 73 in our letter dated September 28, 2007.  Please provide us with your materiality analysis which addresses both quantitative and qualitative factors you considered for each year presented.  Refer to SAB Topic 1:M and SAB 108.  Please ensure your response addresses how you arrived at the imputed interest amounts you used in your calculations.  Additionally, please include in your analysis the non-interest bearing floor plan notes payable.  Your revised disclosure in footnote (1) on page 22 suggests that some of the notes do not accrue interest.

A schedule calculating the imputed interest on our applicable non-interest bearing long-term debt will be provided to you under separate cover.  We have not included in this analysis the non-interest bearing floorplan notes payable.  Paragraph 3a of APB 21, Interest on Receivables and Payables, states that APB 21 is not intended to apply to payables arising from transactions with suppliers in the normal course of business that are due in customary trade terms not exceeding approximately one year.  We believe our non-interest bearing floorplan payables meet this exception as explained in the following paragraph.

We purchase approximately 77% of our new equipment from CNH.  The terms on which we purchase this equipment generally include a three to 12 month (never exceeding one year) non-interest bearing period, depending on the type of equipment and seasonal manufacturer inventory levels and plant capacity.  After the non-interest bearing period elapses and we have  not sold a piece of equipment, an interest bearing period with respect to that piece of equipment begins.  This is a standard industry practice that occurs in the normal course of business between equipment manufacturers and equipment dealers.

A schedule calculating the imputed interest on our non-interest bearing long-term debt will be provided to you under separate cover.  In this schedule you will note that we only have two notable non-interest bearing notes, both of which are held by CNH.  The non-interest bearing term on these notes is just over one year (15 months).  Had we imputed interest on these instruments, the January 31, 2007 debt balance would have been approximately $95,000 less than what was stated in our financial statements, while the impact to debt on January 31, 2008 would be less than $3,000.  We also considered the impact of not imputing interest on our parts notes to our inventories and the effect it would have on our statement of operations.  As the imputed interest is charged to the statement of operations over the 15 months, sales of the lower valued parts inventory would closely offset this interest charge as our parts turnover results in the average part remaining in inventory for six months.

The $95,000 inventory and debt impact to the January 31, 2007 balance sheet would be less than 0.1% of total assets and negligible to the statement of operations.  From a qualitative standpoint, none of the figures discussed would alter debt compliance requirements or any other contractual obligation, nor would they have had any impact on our earnings trend.   APB 21 states that this opinion need not apply to immaterial items, and based on the above quantitative and qualitative factors we have determined this item to be immaterial.

Note 10 - Subordinated Debentures, page F-16

22.          We have read your response to comment no 76.  Please explain to us how you apply “the treasury stock method to calculate the dilutive effective effect of the assumed conversion of the convertible debt on the denominator”.  Tell us why you do not utilize the “if converted” method.

As indicated in our response to comment 20, we have now applied the “if-converted” method to calculate the dilutive effect of our convertible debt and preferred stock.

Note 14 - Common Stock Warrants, page F-21

23.          We note your response to comment 81 in our letter dated September 28, 2007.  Please note that we were referring to a beneficial conversion factor in the notes as opposed to the warrants.  To further our understanding of how you recorded the transaction, tell us the amount of proceeds received from the convertible debt and the warrants.  Show us the relative fair value allocation of the proceeds related to the convertible debt and warrants.  Finally, tell us if you measured the beneficial conversion option based on the intrinsic value of the allocated amount to the convertible debt using the effective conversion rate.  Please refer to Issue 1 of EITF 00-27.

We have not issued any convertible debt that contained detachable warrants.  We incorrectly disclosed in our footnotes that the 10.5% debentures to Titan Income Holdings had a conversion feature.  This debt only included detachable warrants.  We have revised our disclosure to eliminate any reference to a conversion feature related to this debt instrument.

Note 16 - Contingencies, page F-23

24.          We note your response to comment 84 in our letter dated September 28, 2007.  It appears to us that you are accounting for the transfer of accounts receivable from customers to an unrelated third party lender or finance company as a sale versus a financing pursuant to SFAS 140.  Please explain to us in detail how your accounting treatment complies with paragraphs 9 — 12 and 15 — 16 of SFAS 140.  Please note that transfers of receivables that qualify as secured borrowings should the recorded as cash flows from financing activities in accordance with paragraphs 19 and 20 of SFAS 95.

With respect to the disclosure in Note 16, we do not transfer any financial asset to a third party, nor do we retain any type of servicing right or any other asset related to the transaction.  The type of transaction described in this Note as resulting in our being contingently liable is a sale in which our customer obtained financing directly from a third party and we are providing some assurance as to the creditworthiness of this customer.  Based on the substance of these transactions, we do not believe the accounting falls within the scope of SFAS 140.

Note 20 - Subsequent Events, page F-27

25.          We note your response to comment 76 in our letter dated September 28, 2007.  Please disclose how you plan to account for the related induced conversion of your subordinate convertible debt into equity.  Refer to SFAS 84 and EITF 0215.

We have expanded our subsequent event footnote disclosure to indicate that the additional shares issued upon conversion (related to the induced conversion) will be expensed at fair value.

If you have any questions regarding these matters, please contact me (612-492-7162) or, in my absence, Alex Rosenstein (612-492-7341) or Ryan Brauer (612-492-7252).

Sincerely,

/s/ Melodie R. Rose

Melodie R. Rose

Direct Dial: 612.492.7162
Email: mrose@fredlaw.com

cc:	David J. Meyer
Peter Christianson
Jonathan R. Zimmerman
Brian Bluhm